

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2021

Richard Jian Liu
Chief Financial Officer
EHang Holdings Ltd
Building C, Yixiang Technology Park
No. 72 Nanxiang Second Road, Huangpu District
Guangzhou, 510700
People' Republic of China

> **Re: EHang Holdings Ltd**
> **Form 20-F for the Year Ended December 31, 2020**
> **Filed June 15, 2021**
> **File No. 001-39151**

Dear Mr. Liu:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　Office of Manufacturing